082-34867

TRINIDAD
DRILLING LTD

TDG

SEC
Mail Processing
Section

APR - 7 2008

Washington, DC
100

March 27, 2008

08001894

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated March 25, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

M Bentley

Marilyn Bentley
Executive Assistant

PROCESSED
APR 2 2 2008 E
THOMSON
FINANCIAL

dlw 4/21

TRINIDAD DRILLING LTD

TDG

FOR IMMEDIATE RELEASE: March 25, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. CLARIFIES RECENT TRADING ACTIVITY

Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") (TSX-TDG) wishes to update investors with respect to the significant volume of trading in the Corporation's common shares on Thursday, March 20, 2008 and Monday, March 24, 2008.

As previously announced, on March 10, 2008, the Corporation completed a reorganization with Trinidad Energy Services Income Trust whereby the entity converted from an income trust structure to the current corporate structure.

As a result of the change in structure, on March 11, 2008, Standard & Poor's Canadian Index Operations announced that Trinidad would be removed from the S&P/TSX Income Trust and Capped Energy Trust Indices and would be added to the S&P/TSX Equity and Capped Equity, the S&P/TSX Equity Completion and the S&P/TSX Equity SmallCap Indices, effective after the close of market on Friday, March 14, 2008.

Trinidad confirms that it is not aware of any undisclosed material change or pending material change in its business or operations.

Trinidad Drilling Ltd. is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad now has 110 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 20 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

Information contact:
Lyle Whitmarsh, President & CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: mbentley@trinidaddrilling.com

END